File No. 82-34735

PRESS RELEASE

04010039

from ASSA ABLOY AB (publ)

04 FEB 23 AM 7

6 February 2004
No. 1/04

A STRENGTHENED ASSA ABLOY ENTERS A PHASE OF INTENSIVE DEVELOPMENT

- Sales in the fourth quarter increased organically with 2% to SEK 6,096 M (6,389), including exchange-rate effects of SEK -627 M. Sales for 2003 was affected negatively with exchange-rate effects of SEK -2,660 M and amounted to SEK 24,080 M (25,397) M, 0% organic growth.
- The operating margin (EBITA) excluding non-recurring items for the fourth quarter was 15.0% (14.6) and for the full year 13.9% (14.2).
- The action program is proceeding according to plan. A provision for restructuring costs of SEK 1 320 M was made in the fourth quarter with an expected payback time of less than three years.
- Net income for the fourth quarter amounted to SEK -845 M (363) and for the full year SEK 9 M (1 270).
- Earnings per share for the quarter amounted to -2.27 (1.00) and SEK 0.07 (3.53) for the full year.
- Earnings per share excluding non-recurring items amounted to SEK 0.97 (1.00) for the quarter and SEK 3.31 (3.53) for the full year.
- Operating cash flow for the quarter was SEK 1,069 M (994) and for the full year SEK 3 265 M (3 525).
- The proposed dividend is SEK 1.25 per share (1.25).

SUPPL

"Despite a generally weak demand during 2003, we managed to increase comparable sales and improve the operating margin. It's encouraging to be able to report a strong performance now that we embark on a phase of intensive development, says President and CEO, Bo Dankis.

SALES AND INCOME

	Fourth quarter			12 months		
	2003	2002	Change	2003	2002	Change
Sales, SEK M	6,096	6,389	-5%	24,080	25,397	-5%
of which:						
Organic growth			2%			0%
Acquisitions			3%			5%
Exchange-rate effects	-627		-10%	-2,660		-10%
Operating margin (EBITA)*, %	15,0	14.6	-	13.9	14.2	-
Income before tax, SEK M*	562	547	3%	1,903	2,015	-6%
of which, exchange-rate effects	-44		-8%	-186		-9%
Non-recurrings items	-1,320			-1,320		
Net income, SEK M	-845	363		9	1,270	
Operating cash flow, SEK M	1,069	994	7%	3,265	3,525	-7%
Earnings per share (EPS), SEK*	0.97	1,00	-3%	3.31	3.53	-6%
EPS excluding goodwill, SEK*	1.61	1.65	-2%	5.89	6.13	-4%

* Excluding non-recurring items (restructuring charge SEK 1 320 M)

dlv 2/24

The Group's sales for the fourth quarter amounted to SEK 6,096 M (6,389), a reduction of 5%. Organic growth was 2%. Translation of foreign subsidiaries' sales produced a negative effect of SEK 627 M due to exchange-rate changes. Acquired companies had a positive effect of 3% on sales.

Sales for the full year amounted to SEK 24,080 M (25,397) M, which represents a reduction of 5%. Organic growth was 0%. Acquired units made a positive contribution of 5%. Exchange-rate effects affected sales negatively by SEK 2,660 M compared with 2002.

In the fourth quarter, operating income before depreciation and amortization, EBITDA, amounted to SEK 1,135 M (1,163). The corresponding margin was 18.6% (18.2%). The Group's operating income before goodwill amortization, EBITA, amounted to SEK 912 M (932) after negative exchange-rate effects of SEK 105 M. The operating margin (EBITA) was 15.0% (14.6%). Amortization of goodwill totaled SEK 240 M (246).

Operating income before depreciation and amortization, EBITDA, for 2003 amounted to SEK 4,249 M (4,545). The corresponding margin was 17.6% (17.9%). The Group's operating income before goodwill amortization, EBITA, amounted to SEK 3,352 M (3,595) after negative exchange-rate effects of SEK 405 M. The operating margin (EBITA) was 13.9% (14.2%).

Income before tax but excluding non-recurring items amounted to SEK 562 M (547) for the fourth quarter, with negative exchange-rate effects of SEK 44 M. The Group's effective tax rate excluding non-recurring items was 36 % (35%).

For 2003, income before tax but excluding non-recurring items amounted to SEK 1,903 M (2,015), with negative exchange-rate effects of SEK 186 M.

For the quarter, earnings per share excluding non-recurring items amounted to SEK 0.97 (1.00), with negative exchange-rate effects of SEK 0.05 per share. Earnings per share before goodwill amortization, excluding non-recurring items, amounted to SEK 1.61 (1.65), with negative exchange-rate effects of SEK 0.10 per share.

For 2003, earnings per share excluding non-recurring items amounted to SEK 3.31 (3.53), with negative exchange-rate effects of SEK 0.22 per share. Earnings per share before goodwill amortization, excluding non-recurring items, amounted to SEK 5.89 (6.13), with negative exchange-rate effects of SEK 0.49 per share.

Operating cash flow for the quarter was SEK 1,069 M – representing 190% of income before tax – compared with SEK 994 M last year. Cash flow for 2003 totaled SEK 3,265 M (3,525).

ACTION PROGRAM PROCEEDING ON FULL POWER

The 'Leverage and Growth' action program initiated in November 2003 is proceeding according to plan. A set of measures designed to ensure long-term profitability and growth has been put in hand.

The measures include increased focus on end-users' needs; innovations; development of the distribution network; and development of brands. Low-performing units will either be turned round, sold or closed before the end of 2004. Simplifications of the operating structure and an increased tempo in the coordination of purchasing will result in significant savings.

COSTS RELATED TO THE ACTION PROGRAM

Costs arising in connection with the action program are reported as non-recurring items in the income statement. They affect the fourth quarter's figures by a total of SEK 1,320 M.

Of this, SEK 935 M will affect cash flow and is mainly due to a reduction of 1,400 in the number of employees. Write offs of SEK 385 M relate to low-performing companies and production assets.

From 2005 the annual cost savings are estimated to SEK 450 M. Half this level is expected to be realized in 2004.

Costs per segment

SEK M	Costs	Cash	Write off	Employees
EMEA	860	760	100	1,100
Americas	230	50	180	100
Asia Pacific	120	40	80	-
Global Tech	110	85	25	200
Total	**1,320**	**935**	**385**	**1,400**

COMMENTS BY SEGMENT

EMEA

The fourth quarter's sales in EMEA (Europe, Middle East and Africa) totaled EUR 291 M (293), with 3% organic growth. Operating income before goodwill amortization excluding non-recurring items amounted to EUR 41 M (37) with an operating margin (EBITA) of 14.1% (12.6%). Return on capital employed before goodwill amortization amounted to 31.0% (26.7%). Operating cash flow before interest paid amounted to EUR 63 M (59).

Total sales for 2003 amounted to EUR 1,116 M (1,152) with 1% negative organic growth. Operating income before goodwill amortization and excluding non-recurring items totaled EUR 149 M (155), with an operating margin (EBITA) of 13.4% (13.4%). Return on capital employed before goodwill amortization amounted to 29.0% (27.0%). Operating cash flow before interest paid amounted to EUR 172 M (190).

Business improved strongly towards the end of the year, although with major differences between the various geographical areas. EMEA, which represents 40% of ASSA ABLOY, was able to report strong sales in October and December. Finland, Benelux and eastern Europe have shown continued organic growth over a longer period. The European mainland (excluding Scandinavia) ended the year with a strong positive trend, and the negative trend in Italy slowed down. Scandinavia succeeded in maintaining its sales volumes.

AMERICAS

The fourth quarter's sales in Americas totaled USD 262 M (263), with 1% negative organic growth. Operating income before goodwill amortization excluding non-recurring items amounted to USD 46 M (47) with an operating margin (EBITA) of 17.6% (17.9%). Return on capital employed before goodwill amortization amounted to 40.4% (36.5%). Operating cash flow before interest paid amounted to USD 55 M (54).

Total sales for 2003 amounted to USD 1,073 M (1,095) with 2% negative organic growth. Operating income before goodwill amortization excluding non-recurring items totaled USD 176 M (178), with an operating margin (EBITA) of 16.5% (16.3%). Return on capital employed before goodwill amortization amounted to 43.8% (39.2%). Operating cash flow before interest paid amounted to USD 189 M (191).

Clear signs of a recovery in the US business climate have not yet become apparent, although development in the fourth quarter moved in the right direction. Half of ASSA ABLOY's 42 entities improved their sales in the past year. The Architectural Hardware Group (locks, cylinders, door closers and panic exit devices), which represents about 40% of Americas, showed stable sales development and continued to improve its results. The Door Group halted its negative sales trend in the final quarter but continues to report weak development. These two Groups together represent two thirds of ASSA ABLOY's business in the Americas.

ASIA PACIFIC

The fourth quarter's sales in Asia Pacific totaled AUD 84 M (84), with 8% organic growth. Operating income before goodwill amortization excluding non-recurring items amounted to AUD 15 M (12) with an operating margin (EBITA) of 17.9% (14.3%). Return on capital employed before goodwill amortization amounted to 43.4% (32.9%). Operating cash flow before interest paid amounted to AUD 16 M (11).

Total sales for 2003 amounted to AUD 309 M (307) with 5% organic growth. Operating income before goodwill amortization totaled AUD 46 M (39), with an operating margin (EBITA) of 14.9% (12.8%). Return on capital employed before goodwill amortization excluding non-recurring items amounted to 32.3% (17.3%). Operating cash flow before interest paid amounted to AUD 42 M (43).

The fourth quarter's results for Asia Pacific were characterized by the same good development as during the greater part of the year. Increased sales in China improved total sales volumes. All areas improved their margins, although China and South East Asia are running at a lower level.

GLOBAL TECHNOLOGIES

The fourth quarter's sales for Global Technologies totaled SEK 1,186 M (1,089), with 8% organic growth. Operating income before goodwill amortization excluding non-recurring items amounted to SEK 160 M (143) with an operating margin (EBITA) of 13.5% (13.1%). Return on capital employed before goodwill amortization amounted to 73.6% (56.2%). Operating cash flow before interest paid amounted to SEK 163 M (171).

Total sales for 2003 amounted to SEK 4,177 M (3,285) with 6% organic growth. Operating income before goodwill amortization totaled SEK 542 M (450), with an operating margin (EBITA) of 13.0% (13.7%). Return on capital employed before goodwill amortization excluding non-recurring items amounted to 46.5% (45.0%). Operating cash flow before interest paid amounted to SEK 549 M (540).

Identification continues to develop well, with good growth and margin development. The operating margin (EBITA) was subject to the dilution effects of acquisitions made during the fourth quarter. Hospitality has maintained a similar pace to the previous year in spite of negative exchange-rate effects. The weak dollar and strong euro interfere with the global price position and add uncertainty for our customers. Door Automatics ended the year with invoiced sales that exceeded expectations and with margins higher than last year's.

OTHER EVENTS

On 5 January 2004 ASSA ABLOY acquired Nemef BV in the Netherlands and Corbin Srl in Italy from Black & Decker. Nemef, based in Apeldoorn, the Netherlands, manufactures and sells a complete range of locks and cylinders. Nemef was established in the early 1900s and is one of Europe's leading manufacturers of lock cases. Corbin, based in Bologna, Italy, manufactures cylinders and sells locks and padlocks. Corbin was established in the early 1960s as part of Corbin Russwin in the USA, a company acquired by ASSA ABLOY in 2000.

The acquisition price was EUR 66 M. Goodwill arising in connection with the acquisition amounts to around EUR 40 M. The acquisition will contribute to earnings per share from 2004.

DIVIDEND AND ANNUAL GENERAL MEETING

The Board of Directors proposes a dividend of SEK 1.25 (1.25) per share for the 2003 financial year. The Annual General Meeting will be held on 27 April 2004.

ACCOUNTING PRINCIPLES

As of 1 January 2004, ASSA ABLOY will adopt the new Swedish accounting standard RR 29 "Employee benefits" based on IAS 19. The effect of this change in accounting principles will be recorded net after tax directly against shareholders' equity. The negative effect is calculated to approximately SEK 700 M. ASSA ABLOY's pension obligations and other employee benefits are not affected.

OUTLOOK

ASSA ABLOY expects to report stable sales in SEK during 2004. At present foreign exchange rates, organic growth in sales and growth from acquisitions will be offset by negative translation effects and by discontinued volumes from low performers. The EBITA margin is expected to improve mainly due to the Leverage and Growth program. Excluding restructuring payments, the strong cash generation is expected to continue.

Long term, ASSA ABLOY expect an increase in security driven demand. Focus on end-user value and innovations as well as leverage on ASSA ABLOY's strong positions will accelerate growth and increase profitability.

Stockholm, 6 February 2004

Bo Dankis
President and CEO

REVIEW REPORT

We have reviewed this Interim Report in accordance with the recommendations issued by FAR (the Swedish Financial Accounting Standards). A review is considerably limited in scope compared with an audit. Nothing has come to our attention that causes us to believe that the Interim Report does not comply with the requirements of the Securities and Clearing Operations Act and the Annual Accounts Act.

Stockholm, 6 February 2004

PricewaterhouseCoopers AB

Anders Lundin
Authorized public accountant

Financial information

The Annual Report for 2003 will be published in March 2004.

The Annual General Meeting will take place at 3 pm on 27 April at Norra Latin, Drottninggatan 71 B, in Stockholm.

Quarterly Reports from ASSA ABLOY AB for 2004 will be published on 27 April, 21 July and 2 November.

Further information can be obtained from:
Bo Dankis, President and CEO, tel: +46 8 506 485 42
Göran Jansson, Deputy CEO and CFO, tel: +46 8 506 485 72
Martin Hamner, Director of Investor Relations and Group Controller, tel: + 46 8 506 485 79

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85
www.assaabloy.com

An analysts' meeting will be **held at 12.00 today** at Operaterassen in Stockholm. The meeting can also be followed over the Internet at www.assaabloy.com. It is possible to dial into the conference with questions: **+44 (0)20 7162 0186**

A telephone conference with analysts will be held at 16.00. To participate, please dial **+44 (0)20 7162 0184**
A recorded version of the conference will subsequently be available at **+44 (0)20 8288 4459,** access code: **783592.**

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of about EUR 3 billion.

FINANCIAL INFORMATION

INCOME STATEMENT	Oct-Dec 2003 SEK M	Oct-Dec 2002 SEK M	Jan-Dec 2003 EUR M[1)]	Jan-Dec 2003 SEK M	Jan-Dec 2002 SEK M
Sales	6,096	6,389	2,640	24,080	25,397
Cost of goods sold	-3,651	-3,869	-1,602	-14,613	-15,526
Gross Income	**2,445**	**2,520**	**1,038**	**9,467**	**9,871**
Selling and administrative expenses	-1,533	-1,587	-670	-6,115	-6,276
Goodwill amortization	-240	-246	-105	-959	-957
Non-recurring items	-1,320	-	-145	-1,320	-
Operating income	**-648**	**686**	**118**	**1,073**	**2,638**
Financial items	-113	-141	-55	-497	-631
Share in earnings of associated companies	3	2	1	7	8
Income before tax	**-758**	**547**	**64**	**583**	**2,015**
Tax	-83	-173	-61	-556	-689
Minority interests	-4	-12	-2	-18	-56
Net income	**-845**	**363**	**1**	**9**	**1,270**

EARNINGS PER SHARE	Oct-Dec 2003 SEK	Oct-Dec 2002 SEK	Jan-Dec 2003 SEK	Jan-Dec 2002 SEK
Earnings per share after tax and before conversion [3)]	0.96 [12)]	1.00	3.30 [12)]	3.53
Earnings per share after tax and full conversion [4)]	0.97 [12)]	1.00	3.31 [12)]	3.53
Earnings per share after tax and full conversion excluding goodwill [4)]	1.61 [12)]	1.65	5.89 [12)]	6.13

CASH FLOW STATEMENT	Oct-Dec 2003 SEK M	Oct-Dec 2002 SEK M	Jan-Dec 2003 EUR M[1)]	Jan-Dec 2003 SEK M	Jan-Dec 2002 SEK M
Cash flow from operating activities	1,061	1,291	348	3,180	3,847
Cash flow from investing activities	-515	-456	-200	-1,827	-4,268
Cash flow from financing activities	-672	-1,210	-194	-1,772	568
Cash flow	**-126**	**-375**	**-46**	**-419**	**146**

BALANCE SHEET	31 Dec 2003 EUR M[2]	31 Dec 2003 SEK M	31 Dec 2002 SEK M
Intangible fixed assets	1,646	14,933	16,386
Tangible fixed assets	588	5,329	6,175
Financial fixed assets	79	717	668
Inventories	334	3,030	3,595
Receivables	455	4,131	4,242
Other non-interest-bearing current assets	66	599	703
Interest-bearing current assets	120	1,088	1,492
Total assets	**3,288**	**29,827**	**33,261**

Shareholders' equity	1,177	10,678	12,381
Minority interests	2	16	331
Interest-bearing provisions	80	723	1,023
Non-interest-bearing provisions	134	1,218	310
Interest-bearing long-term liabilities	981	8,894	9,349
Non-interest-bearing long-term liabilities	11	100	80
Interest-bearing current liabilities	421	3,821	5,172
Non-interest-bearing current liabilities	482	4,377	4,614
Total shareholders' equity and liabilities	**3,288**	**29,827**	**33,261**

CHANGE IN SHAREHOLDER'S EQUITY	31 Dec 2003 EUR M	31 Dec 2003 SEK M	31 dec 2002 SEK M
Opening balance 1 January	**1,352**	**12,381**	**11,846**
Conversion to shares	-	-	127
Repurchase convertible debentures	-	-	-108
New share issue [5]	-	-	1,244
Dividend [7]	-50	-457	-354
Exchange difference for the year	-126	-1,255	-1,643
Net Income [1]	1	9	1,270
Closing balance at end of period [2]	**1,177**	**10,678**	**12,381**

KEY DATA	Jan-Dec 2003	Jan-Dec 2002
Return on capital employed, %	9.6 [12]	9.9
Return on capital employed before goodwill amortization, %	34.4 [12]	33.3
Operational return on capital employed, %	13.3 [12]	13.4
Return on shareholders' equity, %	9.9 [12]	9.9
Equity ratio, %	35.9	38.2
Interest coverage ratio, times	4.7	3.9
Interest on convertible debentures net after tax, SEK M	17.8	27.2
Number of shares, thousands	365,918	365,918
Number of shares after full conversion, thousands	370,935	370,935
Average number of employees	28,708	28,754

[1] Translated using an average rate during the year, 1 EUR = 9.12

[2] Translated using a closing rate at 31 December 2003, 1 EUR = 9,07

[3] Number of shares, thousands, used for the calculation amount to 365,918 for December 2003 and to 359,952 for December 2002.

[4] Number of shares, thousands, used for the calculation amount to 370,935 for December 2003 and to 366,716 for December 2002

[5] The amount raised through the new share issue has been reduced by SEK 16.3 M
corresponding to transaction costs after tax.

[7] Translated using transaction day rate, 1 EUR = 9.23

[12] Excluding non-recurring items

QUARTERLY INFORMATION

THE GROUP IN SUMMARY
(All amounts in SEK M if not noted otherwise)

	Q 1 2002	Q 2 2002	Q 3 2002	Q 4 2002	Full Year 2002	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Full Year 2003
Sales	6,303	6,245	6,459	6,389	25,397	6,124	5,930	5,930	6,096	24,080
Organic growth [6]	0%	4%	3%	2%	2%	0%	-2%	0%	2%	0%
Gross income	**2,408**	**2,438**	**2,506**	**2,520**	**9,871**	**2,390**	**2,299**	**2,333**	**2,445**	**9,467**
Gross income / Sales	38.2%	39.0%	38.8%	39.4%	38.9%	39.0%	38.8%	39.3%	40.1%	39.3%
EBITDA	**1,104**	**1,106**	**1,172**	**1,163**	**4,545**	**1,078**	**993**	**1,044**	**1,135**	**4,249**
EBITDA / Sales %	17.5%	17.7%	18.1%	18.2%	17.9%	17.6%	16.7%	17.6%	18.6%	17.6%
Depreciation	-242	-239	-239	-231	-950	-232	-223	-219	-223	-897
EBITA [12]	**863**	**867**	**933**	**932**	**3,595**	**846**	**770**	**824**	**912**	**3,352**
EBITA / Sales %	13.7%	13.9%	14.5%	14.6%	14.2%	13.8%	13.0%	13.9%	15.0%	13.9%
Goodwill amortization	-232	-232	-247	-246	-957	-244	-237	-238	-240	-959
Non-recurring items	-	-	-	-	-	-	-	-	-1,320	-1,320
Operating income	**630**	**635**	**686**	**686**	**2,638**	**602**	**533**	**586**	**-648**	**1,073**
Operating margin (EBIT)	10.0%	10.2%	10.6%	10.7%	10.4%	9.8%	9.0%	9.9%	11.0% [12]	9.9% [12]
Financial items	-171	-154	-165	-141	-631	-135	-129	-120	-113	-497
Income before tax	**461**	**484**	**523**	**547**	**2,015**	**468**	**407**	**467**	**-758**	**583**
Profit margin (EBT)	7.3%	7.7%	8.1%	8.6%	7.9%	7.6%	6.9%	7.9%	9.2% [12]	7.9% [12]
Tax	-162	-170	-184	-173	-689	-165	-143	-165	-83	-556
Minority interest	-14	-13	-17	-12	-56	-4	-7	-4	-4	-18
Net income	**284**	**301**	**322**	**363**	**1,270**	**299**	**257**	**299**	**-845**	**9**

OPERATING CASH FLOW

	Q 1 2002	Q 2 2002	Q 3 2002	Q 4 2002	Full Year 2002	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Full Year 2003
EBITA [12]	863	867	933	932	3,595	846	770	824	912	3,352
Depreciation	242	239	239	231	950	232	223	219	223	897
Net capital expenditure	-155	-212	-138	-335	-839	-157	-184	-163	-190	-694
Change in working capital	-155	148	137	274	405	-298	-83	291	258	168
Paid and recieved interest	-160	-169	-145	-107	-581	-88	-169	-107	-156	-520
Adjustment for non-cash items	8	12	-24	-1	-5	29	21	-11	22	62
Operating cash flow	**643**	**886**	**1002**	**994**	**3,525**	**564**	**578**	**1,054**	**1,069**	**3,265**
Operating cash flow / Income before tax	1.40	1.83	1.91	1.82	1.75	1.21	1.42	2.26	1.90 [12]	1.72 [12]

CHANGE IN NET DEBT

	Q 1 2002	Q 2 2002	Q 3 2002	Q 4 2002	Full Year 2002	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Full Year 2003
Net debt at beginning of the period	15,534	14,987	12,640	15,116	15,534	13,989	13,702	13,405	12,829	13,989
Operating cash flow	-643	-886	-1,002	-994	-3,525	-564	-577	-1,054	-1,069	-3,265
Paid tax	162	216	101	38	517	333	97	151	198	779
Acquisitions	148	149	3,151	121	3,569	106	39	675	535	1,355
New share issue	-	-1,244 [5]	-	-	-1,244 [5]	-	-	-	-	-
Dividend	-	354	-	-	354	-	457	-	-	457
Translation differences	-215	-936	226	-291	-1,216	-162	-312	-348	-203	-1,025
Net debt at end of period	**14,987**	**12,640**	**15,116**	**13,989**	**13,989**	**13,702**	**13,405**	**12,829**	**12,290**	**12,290**
Net debt / Equity, times	1.26	1.04	1.21	1.13	1.13	1.10	1.12	1.09	1.15	1.15

CAPITAL EMPLOYED AND FINANCING

	Q 1 2002	Q 2 2002	Q 3 2002	Q 4 2002	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003
Capital employed	27,285	25,209	28,035	26,701	26,452	25,683	24,743	22,984
- of which goodwill	15,744	14,531	16,956	16,213	15,755	15,137	14,910	14,766
Net debt	14,987	12,640	15,116	13,989	13,702	13,405	12,829	12,290
Minority interest	437	389	402	331	315	295	143	16
Shareholders' equity	11,861	12,180	12,517	12,381	12,435	11,983	11,772	10,678

DATA PER SHARE

	Q 1 2002 SEK	Q 2 2002 SEK	Q 3 2002 SEK	Q 4 2002 SEK	Full Year 2002 SEK	Q 1 2003 SEK	Q 2 2003 SEK	Q 3 2003 SEK	Q 4 2003 SEK	Full Year 2003 SEK
Earnings per share after tax and before conversion [3]	0.80	0.85	0.88	1.00	3.53	0.82	0.70	0.82	0.96 [12]	3.30 [12]
Earnings per share after tax and full conversion [4]	0.81	0.84	0.88	1.00	3.53	0.82	0.71	0.81	0.97 [12]	3.31 [12]
Earnings per share after tax and full conversion excluding goodwill [4]	1.45	1.48	1.55	1.65	6.13	1.48	1.34	1.46	1.61 [12]	5.89 [12]
Cash earnings per share after tax and full conversion	2.15	2.17	2.24	2.52	9.08	2.13	2.10	2.09	2.29 [12]	8.61 [12]
Shareholders' equity per share after full conversion	35.76	35.64	36.53	35.85	35.85	36.01	34.77	34.14	31.23	31.23

[3] Number of shares, thousands, used for the calculation amount to 365,918 for December 2003 and to 359,952 for December 2002.

[4] Number of shares, thousands, used for the calculation amount to 370,935 for December 2003 and to 366,716 for December 2002

[5] The amount raised through the new share issue has been reduced by SEK 16.3 M corresponding to transaction costs after tax.

[6] Organic growth concern comparable units after adjustment for acqusitions and currency effects.

[12] Excluding non-recurring items

SEGMENT REPORTING

Oct-Dec respective 31 Dec	EMEA [8]		Americas [9]		Asia Pacific [10]		Global technologies [11]		Other		Total	
	EUR M		USD M		AUD M		SEK M		SEK M		SEK M	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Sales, external	281	282	261	261	78	77	1,166	1,066			6,096	6,389
Sales, intragroup	*10*	*11*	*1*	*2*	*6*	*7*	*20*	*23*	*-150*	*-177*		
Sales	**291**	**293**	**262**	**263**	**84**	**84**	**1,186**	**1,089**	**-150**	**-177**	**6,096**	**6,389**
Organic growth [6]	*3%*	*0%*	*-1%*	*2%*	*8%*	*9%*	*8%*	*5%*			*2%*	*2%*
EBITA [12]	**41**	**37**	**46**	**47**	**15**	**12**	**160**	**143**	**-58**	**-46**	**912**	**932**
EBITA / Sales %	*14.1%*	*12.6%*	*17.6%*	*17.9%*	*17.9%*	*14.3%*	*13.5%*	*13.1%*			*15.0%*	*14.6%*
Goodwill amortization	-9	-10	-10	-10	-3	-3	-62	-61			-240	-246
EBIT [12]	**32**	**27**	**36**	**38**	**12**	**10**	**98**	**82**	**-58**	**-46**	**672**	**686**
EBIT / Sales %	*11.0%*	*9.2%*	*13.7%*	*14.5%*	*14.3%*	*11.9%*	*8.3%*	*7.5%*			*11.0%*	*10.7%*
Capital employed	939	1,099	1,046	1,109	280	320	5,288	5,519	136	-178	22,984	26,701
- of which goodwill	521	552	696	677	155	171	4,189	4,380			14,766	16,214
Return on capital employed [12]	*12.2%*	*9.7%*	*13.4%*	*14.0%*	*16.4%*	*12.6%*	*7.5%*	*5.9%*			*11.2%*	*10.5%*
Return on capital employed before goodwill amortization [12]	*31.0%*	*26.7%*	*40.4%*	*36.5%*	*43.4%*	*32.9%*	*73.6%*	*56.2%*			*38.7%*	*34.4%*
EBITA [12]	41	37	46	47	15	12	160	143	-58	-46	912	932
Depreciation	14	14	7	8	3	3	27	20	2	1	223	231
Net capital expenditure	-13	-17	-6	-13	-2	-6	-18	-21	-3	-3	-190	-335
Change in working capital [12]	21	25	8	12	0	2	-6	29	17	-110	258	274
Cash flow [12]	**63**	**59**	**55**	**54**	**16**	**11**	**163**	**171**			**1,203**	**1,102**
Adjustment for non-cash items									22	-1	22	-1
Paid and recieved interest									-156	-107	-156	-107
Operating cash flow											**1,069**	**994**

Jan-Dec respective 31 Dec	EMEA [8]		Americas [9]		Asia Pacific [10]		Global technologies [11]		Other		Total	
	EUR M		USD M		AUD M		SEK M		SEK M		SEK M	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Sales, external	1,081	1,112	1,069	1,086	288	283	4,093	3,194			24,080	25,397
Sales, intragroup	35	40	4	9	21	24	84	91	-544	-665		
Sales	**1,116**	**1,152**	**1,073**	**1,095**	**309**	**307**	**4,177**	**3,285**	**-544**	**-665**	**24,080**	**25,397**
Organic growth [6]	*-1%*	*1%*	*-2%*	*2%*	*5%*	*6%*	*6%*	*0%*			*0%*	*2%*
EBITA [12]	**149**	**155**	**176**	**178**	**46**	**39**	**542**	**450**	**-217**	**-206**	**3,352**	**3,595**
EBITA / Sales %	*13,4%*	*13,4%*	*16,5%*	*16,3%*	*14,9%*	*12,8%*	*13,0%*	*13,7%*			*13,9%*	*14,2%*
Goodwill amortization	-37	-38	-41	-39	-10	-10	-238	-186			-959	-957
EBIT [12]	**112**	**117**	**135**	**139**	**36**	**29**	**304**	**264**	**-217**	**-206**	**2,393**	**2,638**
EBIT / Sales %	*10,1%*	*10,1%*	*12,6%*	*12,8%*	*11,8%*	*9,5%*	*7,3%*	*8,0%*			*9,9%*	*10,4%*
Capital employed	939	1,099	1,046	1,109	280	320	5,288	5,519	136	-178	22,984	26,701
- of which goodwill	521	552	696	677	155	171	4,189	4,380			14,766	16,214
Return on capital employed [12]	*10,6%*	*10,2%*	*12,4%*	*12,2%*	*11,8%*	*5,7%*	*5,6%*	*6,1%*			*9,6%*	*9,9%*
Return on capital employed before goodwill amortization [12]	*29,0%*	*27,0%*	*43,8%*	*39,2%*	*32,3%*	*17,3%*	*46,5%*	*45,0%*			*34,4%*	*33,3%*
EBITA [12]	149	155	176	178	46	39	542	450	-217	-206	3,352	3,595
Depreciation	55	56	31	32	11	11	81	63	5	3	897	950
Net capital expenditure	-39	-48	-26	-29	-10	-14	-64	-49	-8	1	-694	-839
Movement in working capital [12]	7	27	8	10	-5	7	-10	76	79	-52	168	405
Cash flow [12]	**172**	**190**	**189**	**191**	**42**	**43**	**549**	**540**			**3,723**	**4,111**
Adjustment for non-cash items									62	-5	62	-5
Paid and recieved interest									-520	-581	-520	-581
Operating cash flow											**3,265**	**3,525**
Average number of employees	12,481	12,972	10,091	10,363	3,507	3,696	2,574	1,676	55	47	28,708	28,754

[1] Translated using an average rate during the year, 1 EUR = 9.12
[2] Translated using a closing rate at 31 December 2003, 1 EUR = 9.07.
[3] *Number of shares, thousands, used for the calculation amount to 365,918 for December 2003 and to 359,952 for December 2002.*
[4] Number of shares, thousands, used for the calculation amount to 370,935 for December 2003 and to 366,716 for December 2002
[5] The amount raised through the new share issue has been reduced by SEK 16.3 M corresponding to transaction costs after tax.
[6] *Organic growth concern comparable units after adjustment for acqusitions and currency effects.*
[7] Translated using transaction day rate, 1 EUR = 9.23
[8] Europe, Israel and Africa
[9] *North and South America*
[10] Asia, Australia och New Zealand
[11] Door Automatics, Hospitality och Identification
[12] *Excluding non-recurring items*

WINSTON & STRAWN LLP

35 WEST WACKER DRIVE
CHICAGO, ILLINOIS 60601-9703

43 RUE DU RHONE
1204 GENEVA, SWITZERLAND

CITY POINT
1 ROPEMAKER STREET
LONDON, EC2Y 9HT

200 PARK AVENUE
NEW YORK, NEW YORK 10166-4193

(212) 294-6700

FACSIMILE (212) 294-4700

www.winston.com

333 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA 90071-1543

21 AVENUE VICTOR HUGO
75116 PARIS, FRANCE

101 CALIFORNIA STREET
SAN FRANCISCO, CALIFORNIA 94111-5894

1400 L STREET, N.W.
WASHINGTON, D.C. 20005-3502

File No. 82-34735

February 17, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: ASSA ABLOY AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
(File No. 82-34735)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 294-6751. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Yours very truly,

Pierre J. Lorieau

Enclosures

cc: Martin Hamner, Controller
Nina Svensson, Esq.
Jeffrey H. Elkin, Esq.

NY:842117.1

File No. 82-34735

INVITATION FROM ASSA ABLOY

30 January 2004

ASSA ABLOY Year-end results 2003

The ASSA ABLOY Group will release the Year-end results on **Friday 6 February 2004 at 9.00 am, GMT +1**. We have the pleasure of inviting you to two separate activities.

Investors' Meeting and Web Conference at Operaterrassen in Stockholm

Bo Dankis' presentation of the Year-end results 2003 will be sent live on ASSA ABLOY's website **www.assaabloy.com**.

The agenda for the investors' meeting and web conference on **Friday 6 February** will be as follows **(GMT +1)**:

12.00 Investors' meeting and live web conference starts. Presentation of the Year-end results 2003 by Bo Dankis, President and CEO
12.30 Questions and answers (you can call in on telephone nr: +44 (0)20 7162 0186)
13.00 Closing of investors' meeting and web conference

Telephone Conference

We kindly ask you to call in to the conference on **+44 (0)20 7162 0184**. The agenda for the telephone conference on **Friday 6 February** will be as follows **(GMT +1)**:

16.00 Call in to the conference
16.10 Review of the Year-end results 2003 by Bo Dankis, President and CEO, and Göran Jansson, Deputy CEO and CFO
16.30 Questions and answers
16.40 Closing of telephone conference

Copies of the (Year-end results 2003) presentation will be available one hour before the conference starts at **www.assaabloy.com**.

An **instant replay** will be available directly after the telephone conference for five working days on +44 (0)20 8288 4459, access code: 783592.

If you have any questions concerning the two activities, please contact Hedvig Wennerholm, telephone number +46 (0)8 506 485 71 or e-mail hedvig.wennerholm@assaabloy.com.

ASSA ABLOY

ASSA ABLOY AB, P.O. Box 70340, SE-107 23 Stockholm
Tel: Int +46-8-506 485 000, Fax: Int +46-8-506 485 85
www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of approximately EUR3 billion.